Exhibit 99.2

BiondVax Provides Update at Biomed Israel Conference and

Announces Significant Progress in its Nanosized Antibodies Program

Jerusalem, Israel – May 12, 2022 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, announced that Dr. Tamar Ben-Yedidia, BiondVax’s Chief Scientific Officer, today presented BiondVax’s progress, achieving certain milestones, under its nanosized antibodies (NanoAbs) program.

Dr. Ben Yedidia today presented at the Biomed conference in Tel Aviv, Israel and the associated presentation will be accessible from the Company’s investor relations website. The main highlights of the progress are summarized below.

The NanoAb program, in collaboration with the Max Planck Institute for Multidisciplinary Sciences and University Medical Center Göttingen, Germany, aims to address diseases with large unmet medical needs and attractive commercial opportunities, such as COVID-19, asthma, psoriasis, psoriatic arthritis, and macular degeneration.

Summary of Recent Achievements

●	Successful technology transfer from Max Planck to BiondVax’ manufacturing facility in Jerusalem was demonstrated. Upon testing, it was shown that BiondVax was able to successfully manufacture its first exclusively licensed NanoAb for the treatment of COVID-19 and demonstrated strong in-vitro COVID-19 neutralization capability at levels similar to those demonstrated by NanoAbs originally produced at Max Planck.

●	Those NanoAbs produced at BiondVax’s facility demonstrated similarly strong COVID-19 in-vitro neutralization capacity also after being sprayed through a medical device inhaler that is expected to be used in the first in-human clinical trials planned for 2023.

●	A new NanoAb targeting Omicron, that was generated by Max Planck, has recently been shown to successfully neutralize the Omicron variant of COVID-19, in-vitro. This NanoAb is expected to be manufactured and used in BiondVax’s first in-human trials.

Amir Reichman, CEO of BiondVax, added, “I am very pleased with the solid progress we have made in recent months. Demonstrating our ability to successfully take a drug candidate from an academic setting, develop a manufacturing process that follows industrial pharmaceutical principals for quality and analytics while keeping the targeted drug viral neutralization capacity, is a testimony to BiondVax’s competencies. In addition, as NanoAbs are in-fact a platform, those achievements will be leveraged towards our next in-line NanoAbs, which we expect to receive from our partners at Max Planck and UMG. I am very excited with the potential inherent to our NanoAb program.”

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. For more information, please visit www.biondvax.com.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 212 378 8040 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the therapeutic and commercial potential of NanoAbs . These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from European Investment Bank; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com